Mail Stop 3561

August 18, 2006

Via Fax & U.S. Mail

Ms. Kristina M. Leslie
 Chief Financial Officer
DREAMWORKS ANIMATION SKG, INC.
1000 Flower Street
Glendale, California 91201

      Re: **DreamWorks Animation SKG, Inc.**
              Form 10-K for the year ended December 31, 2005
              File No. 1-32337

Dear Ms. Leslie:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief